PRESS RELEASE – TORONTO, January 20, 2004
For Immediate Release
All amounts in United States dollars

Barrick Achieves 2003 Production and Cost Targets
Further Reduction in Hedge Position

Barrick Gold Corporation today announced that full year production for 2003 reached 5.51 million ounces at an average cash cost of $189 per ounce.

“I’m pleased that we delivered another solid quarterly operating performance consistent with our goals and that overall we bettered our 2003 production and cost targets,” said Barrick President and Chief Executive Officer, Greg Wilkins.

In line with guidance previously provided during fourth quarter 2003, the Company projects that 2004 production will be between 4.9 — 5.0 million ounces at an average cash cost of $205 — $215 per ounce.  This is primarily due to Pierina and Betze-Post as these mines sequence through lower grade ore.  During 2004, Barrick will be building new mines, some of which will begin production as early as 2005.

Barrick also reported that its hedge position was reduced by 600,000 ounces during fourth quarter 2003.  The reduction was accomplished by delivering a portion of production against hedge contracts that approximated the prevailing spot price.  As a result, the 2003 year-end position declined to 15.5 million ounces — down 2.6 million ounces year over year — representing less that 20% of Barrick’s proven and probable reserves.  In keeping with its no-hedge policy, Barrick will continue to pursue opportunities to further reduce its hedge position with the objective of reducing it to zero over time.  The position has been reduced by 8.6 million ounces or 36% over the past two years.

Barrick has started to build its new Veladero Mine in Argentina where production is expected to begin in late 2005; it also received development approval for its Tulawaka project in Tanzania where production is scheduled to commence in first quarter 2005.  As 2003 closed, Barrick had almost $1 billion in cash and no net debt.

The Company also successfully implemented its new regionally focused organization.  “As 2004 begins, we have a structure that reflects our global nature.  We’re delighted to be working with Peter Kinver as our new Chief Operating Officer after a smooth transition, and we will benefit from John Carrington’s continued involvement as Vice Chairman,” added Mr. Wilkins.

Year-End Call

The Company will hold its regular quarterly conference call for the investment community to discuss fourth quarter and year-end 2003 audited results on February 13, 2004, at 10:30 a.m. EST.

Barrick has the lowest cash costs among major gold producers, the only A-rated balance sheet, and operations and development projects on four continents.  It trades under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

INVESTOR CONTACT:	MEDIA CONTACT:
Kathy Sipos	Vincent Borg
Director,	Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7441	Tel: (416) 307-7477
Email: ksipos@barrick.com	Email: vborg@barrick.com

Certain statements included herein, including, without limitation, those regarding costs and amount and timing of production constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements.  These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business.  These factors are discussed in greater detail in Barrick’s most recent Annual Information Form and Management’s Discussion and Analysis of Financial and Operating Results” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.